ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP
ATTORNEYS AT LAW

1900 AVENUE OF THE STARS, SUITE 2375
LOS ANGELES, CALIFORNIA 90067
TELEPHONE: (310) 229-1700
FACSIMILE: (310) 277-0035

Craig E. Gosselin	Writer’s Direct Dial Number (310) 229-1709

May 16, 2007

VIA EDGAR AND AIR COURIER

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington D.C. 20549

Re:
Comment letter dated April 24, 2007 (the “Comment Letter”), to Amendment No. 2 to Registration Statement on Form SB-2 of Allegro Biodiesel Corporation (the “Company”),File No. 333-139299 (the “Registration Statement”), Form 10-Q SB/A for the Quarterly Period ended September 30, 2006 (the “10-Q SB/A”), Form 8-K dated September 26, 2006 (the “8-K”), and Form 10-KSB for the fiscal year ended December 31, 2006 (the “10-KSB”)

Dear Mr. Mancuso:

As you know, we are counsel to the Company. The Company has reviewed the Comment Letter, and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter. The Company has also filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”). A marked copy of Amendment No. 3 is enclosed for your reference in reviewing the Company’s responses. The Company will file amendments to the 10-Q SB/A, the 8-K, and the 10-KSB to reflect its responses to the Comment Letter, and any other comments of the Staff, prior to requesting acceleration of the effective date of the Registration Statement.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
May 16, 2007

Comment No. 1

Reference is made to the information that was supplementally provided to the Staff in our letter dated April 24, 2007 (the “Supplemental Information Letter”). Pursuant to our subsequent discussions with the Staff, we have revised the Selling Stockholders table to include only those stockholders who are listed in the Supplemental Information Letter, and to reduce the number of shares for registration for each such stockholder to an amount equal to or less than 10% of the Company’s current public float, which is 676,476 shares as of the date of this letter.

Comment No. 2

The requested disclosure has been added to page 18 of Amendment No. 3.

Comment No. 3

Since the Company is still unable to obtain the required disclosure from the two Swiss banks, we have removed them from the Registration Statement.

Comment No. 4

The requested disclosure has been added to page 17 of Amendment No. 3.

Comment No. 5

The requested disclosure has been added to page F-8 of Amendment No. 3.

Comment No. 6

The requested disclosure has been added to page F-9 of Amendment No. 3.

Comment No. 7

The requested disclosure has been added to page F-9 of Amendment No. 3.

Comment No. 8

The requested disclosure has been added to page F-9 of Amendment No. 3.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
May 16, 2007

Comment No. 9

The Company recognizes the tax credits as a reduction to cost of sales as further described in the Company’s response to Comment No. 7. The Company is entitled to receive the $1.00 per gallon reimbursement under federal incentive programs upon the shipment of the underlying biodiesel fuel which is when all revenue recognition criteria have been met. The Company bills the federal government for the incentives in the same reporting period as the fuel ships. Additionally, the Company has a history of collecting all amounts billed under the incentive program within 30 to 45 days of submitting the reimbursement.

Comment No. 10

The requested disclosure has been added to page F-18 of Amendment No. 3.

Comment No. 11

The Company will correct the disclosure under Item 8A of the Form 10-KSB to reflect that the Company’s disclosure controls and procedures were assessed as of December 31, 2006.

Comment No. 12

The Company proposes to amend the disclosure under Item 8A of the 10-KSB to add the following paragraphs:

“In connection with the issuance of convertible preferred stock and the concurrent acquisition of Vanguard Synfuels, LLC on September 20, 2006, we entered into certain transactions, which called for the valuation of equity securities and the classification of certain acquisition costs. See Notes 2 and 13 of the Notes to Consolidated Financial Statements.

“These transactions required significant levels of judgment and subsequently resulted in us restating our financial statements for the three months ended September 20, 2006. When analyzing these transactions, the certifying officers conducted a rigorous process of analyzing, researching and consulting with our advisors, including an independent third-party valuation firm, our independent registered public accounting firm, our accounting advisors, and the audit committee of our Board of Directors. We also engaged in discussions with the Securities and Exchange Commission (“SEC”) on the accounting for some of these transactions, but was not able to reach agreement with the SEC on the requisite accounting for such transactions prior to the filing of our Form 10-QSB for the three months ended September 30, 2006 (the “Form 10-QSB”). As a result, we included disclosures in the Form 10-QSB relating to the potential restatement of our financial statements in the event the SEC did not agree with our accounting for such transactions.

“After re-evaluating the above process in connection with the assessment of our disclosure controls and procedures at December 31, 2006, we concluded our controls were effective as of that date.”

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
May 16, 2007

If you have any further comments or questions regarding the Company’s responses to the Comment Letter, please feel free to contact the undersigned at (310) 229-1709.

Very truly yours,
/s/ Craig E. Gosselin

CRAIG E. GOSSELIN

cc:	Tim Buchmiller (w/encl)
Brian Cascio (w/encl.)
Kristin Lockhead (w/encl.)
W. Bruce Comer, III
Heng Chuk
Brian Weiss
Michael McKennon